Mail Stop 3561

June 26, 2009

Yong Hui Li
AutoChina International Limited
No. 322 Zhongshan East Road
Shijiazhuang, Hebei
People's Republic of China

Re: **AutoChina International Limited**
Registration Statement on Form F-1
Filed May 29, 2009
File No. 333-159607

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form F-1

General

1. We note that you filed a Form 6-K on June 19, 2009 disclosing that you have entered into an agreement to sell your consumer automobile dealership business for $68.8 million. Accordingly, please update your Form F-1 to account for this event.

2. Please include in the amended filing the selected financial data as required by Item 3A of Form 20-F.

Inside Front and Outside Back Cover Pages of Prospectus

3. Please provide the dealer prospectus delivery obligation statement on either the inside front or outside back cover of your prospectus or tell us why it is not appropriate for you to do so. Please see Item 2 of Form F-1 and Item 502(b) of Regulation S-K.

Enforceability of Civil Liabilities, page 1

4. Please disclose in this section and in the last risk factor on page 24, whether you or your subsidiaries, officers, or directors have agreed to accept service of process in the United States or abide by any judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Prospectus Summary, page 2

Overview, page 2

5. Please expand your prospectus summary to provide a brief overview of the key aspects of the offering. Please refer to Item 3. of Form F-1 and Item 503 of Regulation S-K.

Risk Factors, page 4

6. Some of your risk factor discussions and/or risk factor sub captions do not clearly and concisely convey the actual risk, such as the second risk factor on page 6 and the first full risk factor on page 7. Also, please consider whether certain subsections or elements of a discussion within a risk factor are necessary, such as the first risk factor on page 12 and the last risk factor on page 14, and whether certain risk factors can be revised or combined so they are not repetitive, such as the first risk factor on page 6 and the third risk factor on page 7. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your response and your revisions. Please refer to Item 4(a) of Form F-1 and Item 3.D of Form 20-F and the instruction thereto.

ACG depends on its ability to enter into and renew leases for most of its properties…, page 4

7. Please state if there are currently any challenges to the title of the 117 properties that you lease or own that may result in relocation of your business operations. Please quantify, by way of a general estimate, the potential cost you may incur to relocate any of your business operations. Also, please discuss how a relocation of any of your business operations may affect your overall operations.

<u>Claims that the software products and information systems that ACG relies on are infringing on the intellectual property rights of others… page 8</u>

8. Please state if you are facing any claims that the software products and information systems that you rely upon are infringing on the intellectual property rights of others.

<u>AutoChina may qualify as a passive foreign investment company…, page 25</u>

9. Please revise to clearly state whether AutoChina qualified as a PFIC in 2007 and 2008, rather than stating "it is likely" that it did. If there are reasons as to why you cannot state this status with certainly, please revise your disclosure to explain why.

<u>The Offering, page 26</u>

10. With respect to the warrants, please provide the information required under Item 9.A.7(a) of Form 20-F or advise why you are not required to do so. Please refer to Item 4(a) of Form F-1 and Item 9.A.7(a) of Form 20-F.

11. Please disclose if any of the warrants are subject to redemption or call and if so, please provide the information required under Item 9.A.7(b) of Form 20-F, as applicable. Please refer to Item 4(a) of Form F-1 and Item 9.A.7(a) of Form 20-F.

<u>Capitalization of AutoChina International Limited (Formerly Spring Creek…, page 30</u>

12. Please revise your capitalization table as of a date no earlier than 60 days prior to the date of the filing of your revised Form F-1. Refer to Item 3.B of Form 20-F.

13. Explain to us why you did not give effect to the repurchase of 870,000 warrants from April 22, 2009 through May 15, 2009 in the adjusted basis column.

<u>Management's Discussion and Analysis of Financial Condition and Results…, page 31</u>

<u>General</u>

14. Please expand your discussion to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, we note that your trade notes payable increased over 67.3% over the past fiscal year. Please discuss if you expect this level of increase to continue into the foreseeable future. We also note that you opened 103 commercial financing centers in 2008 with 55 openings between September 30, 2008, and December 31, 2008 alone. Please discuss if you expect the pace at which you are opening new financing centers to continue. Please discuss if your current financing arrangements are sufficient to meet your increasing financing operations. Also, please expand your discussion to address the expected impact of recent economic events, to the

extent material on current and future cash flows. Please identify the most significant recent trends in sales and inventory and costs and selling prices since the end of your fiscal year. Please refer to Item 5.D of Form 20-F.

ACG's Financial Condition and Results of Operations, page 32

15. Please expand your discussion to provide a more detailed discussion of ACG's operating results by explaining the changes in operation and cash flow amounts between the periods, so that your readers may better understand ACG's operations. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. For example, you state "…the selling and marketing expenses increased by $2.7 million. ACG experienced an increase in expenditures associated with the opening of new branch/stores for the commercial vehicle sales and leasing business. ACG has also incurred additional promotion costs in the automotive dealership business to attract higher sales volumes." In this regard, you should revise to disclose what exactly comprises SG&A expenses and quantify all incremental changes. Similarly, please quantify the significant revenue changes you noted in your 2007 compared to 2006 discussion. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

16. Your financial statements disclose material changes in net sales. Please revise to provide a narrative discussion of the extent to which such changes are attributable to changes in prices of vehicles sold or to changes in the volume or amount of new vehicles being sold. Refer to Item 5.A.1 of Form 20-F.

17. Please quantify the effects of foreign currency fluctuations in your revised results of operations discussion. Refer to Item 5.A.3 of Form 20-F.

18. We note your explanation that the change in effective income tax rate of (1.0)% in 2006 to 17.7% in 2007 is due to most of the income generated in 2007 being non-taxable. Please tell us and further disclose the reasons why the 2007 income was non-taxable.

Liquidity and Capital Resources, page 35

19. Please revise to discuss in terms of cash the significant factors and associated underlying reasons that contributed to the material changes in cash provided by operating activities between comparative periods. Note that references to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of SEC Release 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Contractual Payment Obligations, page 38

20. Please revise your table of contractual cash obligations to include estimated interest
    payments on your debt. Because the table is aimed at increasing transparency of cash flow,
    we believe these payments should be included in the table. If you choose not to include these
    payments, a footnote to the table should clearly identify the excluded items and provide any
    additional information that is material to an understanding of your cash requirements. See
    Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 29,
    2003, available at www.sec.gov.

Quantitative and Qualitative Disclosures About Market Risk, page 40

Foreign Currency Risk, page 41

21. Given the significance of your foreign currency risk exposures, please provide quantified
    information about your exposure using one of the three alternatives as prescribed in Item 11
    of Form 20-F.

AutoChina's Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 42

22. We note your disclosure in the third paragraph on page 43 that you held, as of December 31,
    2008, approximately $40,855,000 in your trust account. We also note your disclosure that
    you used substantially all of the net proceeds of the initial public offering to acquire ACG,
    including identifying and evaluating prospective acquisition candidates, selecting the target
    business, and structuring, negotiating and consummating the business combination including
    various equity based transactions that utilized most of the amounts held in trust at the closing.
    Please advise us and clarify your disclosures in view of your issuances of only ordinary
    shares to consummate the transaction and please state the amount you spent on each of these
    categories.

Unaudited Pro Forma Condensed Combined Financial Statements, page 44

23. We note your disclosures on page F-34 that AutoChina Group will own 48.7% of the total
    issued and outstanding shares in the pro-forma company on a diluted basis based on a share
    price of $8.00 each. In this regard, please explain to us how you reasonably concluded it was
    appropriate to account for the transaction as a reverse recapitalization. Please provide a
    detailed analysis of paragraphs 8, 9 and A11-A15 of SFAS no. 141R.

24. If you determine that your transaction with AutoChina Group is a reverse recapitalization
    after your analysis, we believe that you should revise your capitalization table on page 30 to
    reflect the capitalization of the operating company, AutoChina Group, in the Actual column

rather than that of AutoChina International Limited.

25. We note your annual report on Form 20-F filed on June 6, 2009 presents the financial statements of AutoChina International Limited. If you determine that your transaction with AutoChina Group is a reverse recapitalization after your analysis, we believe you should revise the financial statements within your Form 20-F to reflect the operations of AutoChina Group, rather than that of AutoChina International Limited or explain to us why you are not required to do so.

Unaudited Pro Forma Combined Financial Statements, page 44

26. Refer to the short term cash commitments table on page 45. We note your disclosures of various fully funded, partially funded or unfunded cash commitments related to your various Put and Call Agreements. In this regard, advise and disclose how these amounts are calculated and how they are related to your share repurchase obligations pro forma adjustment 14 as shown in your pro forma balance sheet.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 45

27. Please refer to the sixth paragraph on page 44. We read your disclosure with respect to future issuances of ordinary shares related to earn-out provisions in the share exchange agreement, which you disclose will be accounted for as an adjustment to the accounting acquiree's basis in the reverse acquisition. Please explain to us how you reasonably concluded that such earn-out provisions are not related to separate post combination employment service agreements. See paragraph 58.b of SFAS no. 141R. In this regard, please ensure your analysis addresses for us the eight indicators discussed in paragraph A87 of SFAS no. 141R. Please advise us, or revise the pro forma financial statements.

28. Please revise your reference of "reverse acquisition" to "reverse recapitalization" or similar caption here and elsewhere in the filing given that there was no step up in basis or intangible assets or goodwill to be recorded in the transaction. Refer to paragraph A108 of SFAS no. 141R.

29. It appears that the additional shares subject to earn-out provisions as well as the 10% holdback shares placed in escrow are considered contingent consideration. SFAS no. 141R requires contingent consideration be recognized at fair value at the acquisition date. Notwithstanding the above comment, please explain to us your consideration of paragraph A109 with regard to recognizing the fair value of the shares related to the earn-out provisions as well as those subject to holdbacks at the acquisition date in your pro forma financial statements. We may have further comment.

30. Please revise the pro forma condensed combined statements of operations to present up to Income (loss) from continuing operations line item and present pro forma basic and diluted per share data based on continuing operations. See Rule 11-02 (b)(7) of Regulation S-X.

31. We refer to your pro forma adjustments 2 and 3. We note that you have recorded various estimated incremental public companies' expenses as well as estimated incremental post-merger compensation expenses. Please note that pro forma income statement adjustments must be factually supportable and have a continuing impact to be included in your pro forma results. It appears that these pro forma adjustments to increase future costs are based on estimates and are more akin to projections or forecasts. However, you could disclose these items in a note and clearly indicate that they were not included in the pro forma adjustments. Please revise or advise us.

32. In addition, after determining that pro forma adjustments 2 and 3 are not factually supportable, we believe you should remove the pro forma adjustment 4 to give tax effect resulting from these adjustments.

33. Reference is made to adjustment 5 with regard to the accretion of the share repurchase obligations. Tell us and disclose how you calculated the accretion associated with the share repurchase obligation and what the accretion represents and its accounting. Explain to us how you determined that the charge is factually supportable and that it is not based on an estimate that is more akin to projections or forecasts.

34. Please refer to footnote (B) on page 46. In your diluted weighted average share calculation, explain to us why you did not exclude the subsequent 870,000 warrant repurchase from April 22 through May 15, 2009 as disclosed on page F-54 in your calculation.

35. Please refer to footnote (B) on page 46. We read your disclosure on page 50 discussing the shares held back and placed in escrow. Please explain why you have assumed the escrowed shares will not be returned. Please advise us, or revise the financial statements to appropriately exclude such shares from the pro forma basic earnings per share calculation. See paragraphs 10 and 34 and footnote 5 of SFAS no. 128.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 47

36. We note your pro forma adjustment 14 related to share repurchase obligations of the amount of $7,908 and that you recorded a related debit in additional paid in capital. It appears that the obligations are related to your Put and Call Agreements as disclosed on pages F-52 and F-53. Tell us and disclose your accounting for the apparent standalone puts and calls. Advise us how you consider SFAS no. 133 and other relevant GAAP literature in supporting their accounting.

37. We note your pro forma adjustment 15 regarding the apparent call option premium paid. Explain to us why you did not provide a pro forma adjustment to $376,776 cash paid pursuant to similar Put and Call Agreement as disclosed on page F-52.

38. Please refer to footnote (5) regarding the Net Upfront Consideration and Holdback

Consideration shares. Please address the following comments.

- It appears your calculation indicated that you derived the total purchase price of $68,850 first and then determined the number of shares to be issued for the transaction. In this regard, tell us and disclose how you determine the purchase price of $68,850.
- Explain to us the appropriateness of your use of average price of $8.00 per share instead of the closing date trading price in determining the number of shares to be issued.

Business, page 50

The Initial Public Offering, page 50

39. We note your disclosure that in connection with the initial public offering and the private placement, AutoChina's officers and directors placed all the shares owned by them before the private placement and the initial public offering into an escrow account. Please briefly explain why the shareholders placed their shares into the escrow account. Also, please briefly discuss the material terms of the escrow agreement and under what circumstances the shares may be released. Please advise if these officers retained voting power over these shares and, if not, who has voting power over these shares.

The Acquisition, page 50

40. We note that after the closing of the acquisition you closed on agreements to purchase 3,053,910 ordinary shares for an aggregate of $24,217,506 and that such shares were voted in favor of the acquisition and other related proposals. Please describe the nature of these agreements, including how these agreements came to fruition. Please discuss the number of shareholders who sold their shares and the general terms of the various agreements. Also, please state how the shares were voted in favor of the acquisition, but purchased after the acquisition.

41. We note that you entered into several put and call agreements with several of your shareholders. Please briefly discuss how these agreements relate to the acquisition and why you choose to enter into the agreements. Please refer to Item 4(a) of Form F-1 and Item 10.A(5) of Form 20-F.

ACG's History and Current Business, page 51

42. Please provide a description of the principal markets in which you compete, including a breakdown of total revenues by category of activity and geographic market for each of the last three financial years. Please refer to Item 4(a) of Form F-1 and Item 4.B(2) of Form 20-F.

Overview, page 51

43. Please describe the size and uses of the properties that you own or lease, the general location of the properties and whether these properties are adequate for your operational needs. Please refer to Item 4(a) of Form F-1 and Item 4.D of Form 20-F.

44. We note your statement that you conduct your operations through over 180 subsidiaries. Please identify your significant subsidiaries, including their country of incorporation or residence. Please refer to Item 4(a) of Form F-1 and Item 4.C of Form 20-F. Also, please consider using an organizational chart to describe your organizational structure.

45. In the second paragraph on page 52 you state that AutoChina Group began their operations in 2005. However, in the fourth paragraph on page 31 you state that AutoChina Group's automotive dealership business has been in operation (through predecessor entities) since 2000. Please revise or advise.

Corporate Development and History, page 54

46. We note your statement that "[o]n the date of incorporation, 1,000 ordinary shares at $0.0001 each were issued, outstanding and fully paid by Mr. Yong Hui Li." Whether your shares are fully paid is a legal conclusion that only legal counsel can make. Therefore, please remove the conclusion that your shares are fully paid.

Management of Commercial Vehicle Financing Centers, page 59

Finance and Sales, page 59

47. Please clarify your disclosure regarding your relationship with Beiguo. In this regard, please indicate if you only purchase vehicles from Beiguo or if you also sell vehicles to Beiguo. Also, please disclose what percent of the total commercial vehicles that you purchase are purchased from Beiguo versus other third-party vendors.

48. With respect to your commercial vehicle financing operations, please clarify if you are acting as the primary lender to your customers, and thereby, assuming the credit risk associated with the potential loan defaults of your customers, or if you are merely arranging financing between your customer and a third-party lender or transferring the loan to another party after the loan is consummated. If you are acting as the lender in this instance, please revise the fourth risk factor on page nine to clearly indicate the type of risk that you face and how that risk may affect your operations.

Capital Expenditures, page 61

49. Please describe your principal capital expenditures and divestitures since the beginning of your last three financial years to the date of your registration statement. Please disclose the

amount invested in your principal capital expenditures. Please refer to Item 4.A(5) of Form 20-F.

Government Regulations, page 62

Dividend Distribution, page 66

50. We note your disclosure that foreign-owned enterprises in China are required to set aside at least 10% of their respective accumulated profits each year, if any, into a reserve fund unless such reserve fund has reached 50% of your registered capital. Please advise if this requirement currently applies to you and if not, why not.

Compensation, page 69

ACG Director and Executive Officer Compensation, page 71

51. Please provide updated compensation information for the last full financial year for directors of ACG. Please refer to Item 6.B of Form 20-F.

Principal Shareholders, page 79

52. Please state if Yan Wang has sole voting or dispositive powers with respect to the shares offered for resale by Honest Best, Inc. International Limited, or advise who has sole or shared voting or dispositive powers over these shares. Please make similar revisions in your Selling Shareholders section on page 93.

53. Please disclose any significant change in the percentage ownership held by any major shareholders during the past three years, or if the discussion is elsewhere in your document, please provide a cross-reference to that discussion.

Shares Eligible for Future Sale, page 81

54. We note your statement in the first paragraph on page 81 that certain shares are "freely tradable without restriction…" We note a similar statement in the second paragraph on 81 with respect to the shares underlying outstanding warrants. For the benefit of your reader, please define "freely tradable" or remove these sentences from your disclosure.

Certain Relationships and Related Transactions, page 83

General

55. With respect to the major shareholders, please state the number of record holders in the host country and the number of ordinary shares held in the host country. Please refer to Item 4(a) of Form F-1 and Item 7.A(2) of Form 20-F.

ACG, page 84

56. Please revise the table and disclosure regarding amounts due from affiliates to include information as of a more recent date.

57. With respect to ACG's sale and purchase of automobiles and spare parts to and from its affiliates, please discuss if material to the company or the affiliate, the nature and extent of these transactions as of the date of the document. Please refer to Item 4(a) of Form F-1 and Item 7.B(1) of Form 20-F. Please indicate if these transactions were fair to you and the terms comparable to terms that could have been obtained in a similar transaction with an unaffiliated third-party.

AutoChina, page 83

58. We note your disclosure that the founding shareholders forfeited 263,463 of your ordinary shares as a result of more than 20% of your public shareholders voting against the acquisition of ACG by AutoChina and exercising their conversion rights. Please briefly describe why the founding shareholders agreed to forfeited these shares under these terms. Please state how the shareholders acquired the shares that they forfeited.

Memorandum and Articles of Association, page 91

59. Please provide the disclosure required under Item 10.B(3) of Form 20-F regarding the rights preferences and restrictions of your shares or advise why you are not required to do so.

Selling Shareholders, page 93

60. We note that you are registering a total of 11,066,564 shares of common stock in this offering, of which Honest Best International is selling 8,606,250 and James Cheng-Jee Sha is selling 1,295,157 shares. Given the nature and the number shares that Honest Best International and James Cheng-Jee Sha are registering for sale, it appears that these selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Please revise your disclosure to disclose that Honest Best International and James Cheng-Jee Sha are underwriters or advise why it is not appropriate to do so.

61. Please disclose, by footnote or otherwise, in which private placement or transaction each of the selling stockholders identified in your table received his, her, or its shares or warrants.

62. Please advise if Honest Best International Limited is a broker-dealer or an affiliate of a broker-dealer.

Report of Independent Public Accounting Firm, page F-3

63. We note that your audit reports for AutoChina Group (current and prior years) were signed by two audit firms, both based in the U.S. After asking your auditors, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in U.S. in view of the fact that all your operations are in the PRC. In addition, please have your auditors tell you whether a foreign audit firm played a substantial role in the preparation or furnishing of the audit reports, and if so, whether the foreign audit firm is registered with the PCAOB. Please be detailed in your response.

AutoChina Group Inc. - Consolidated Statements of Stockholders' Equity…, page F-9

64. Please revise to disclose the amount of income tax expense allocated to your foreign currency translation adjustment in accordance with paragraph 25 of SFAS no. 130.

(2) Summary of Significant Accounting Policies, page F-13

Inventories, page F-15

65. Tell us and disclose the amount of reserves established against your inventory balances for the years ended December 31, 2008, and 2007. If material, please provide a rollforward of the reserve balances.

Goodwill, page F-15

66. Please disclose your goodwill carrying amount by reportable segment in your rollforward schedule. Refer to paragraph 45 of SFAS no. 142.

Advertising, page F-17

67. Please disclose the nature and the amounts of advertising credits and other discounts netted against your advertising expense for the three years ended December 31, 2008 and advise us.

(4) Business Acquisitions, page F-20

68. Please reconcile for us the amount of assets acquired, net of cash, disclosed on page F-21 totaling $2,351 for the year ended December 31, 2008 to the amount reported on your consolidated statements of cash flow.

69. We read your disclosure in footnote 19 regarding the various franchise acquisitions from 2006 to 2008. Explain to us how you account for and assign value to intangibles such as franchise rights acquired in those acquisitions. Refer to SFAS no. 141.

(18) Dividend Payment Restrictions, page F-29

70. We note your disclosure on page 13 with regard to dividend restrictions. We also read that a certain percentage of your after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached a certain level. Tell us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements of AutoChina Group Inc. should be included in the your Form F-1. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information.

(22) Subsequent Events, page F-34

71. Giving effect to the share exchange agreement, please reconcile for us the amount of basic and fully diluted shares outstanding disclosed in this footnote to your pro form shares outstanding on page 45. Please advise or revise.

AutoChina International Limited

Financial Statements and Notes

10. Subsequent Events, pages F-52 –F-56

72. Please refer to the third paragraph on page 52. Tell us and disclose the definitions of EBITDA, minimum EBITDA, EBITDA, and Targeted EBITDA Growth with respect to calculating the earn-out and hold back provisions in the Share Exchange Agreement. Clarify your disclosures by explaining to readers how the percentage between 5% and 20% of the outstanding ordinary shares will be determined in calculating the shares to be issued pursuant to the Share Exchange Agreement. Please also provide similar revision elsewhere in the filing.

73. Please refer to fourth paragraph beginning on page F-54 to the end of page F-56. Please note that presenting pro forma financial statements and the related footnote disclosures within a footnote to the GAAP financial statements is inappropriate. As such, please remove them from this footnote.

Part II – Information Not Required in Prospectus, page II-1

Item 7. Recent Sales of Unregistered Securities, page II-2

74. We note your disclosure that certain share issuances were exempt from registration contained in Section 4(2) of the Securities Act as they were sold to sophisticated, wealthy individuals. Please provide a brief overview of the facts that you relied upon to determine that these individuals were sophisticated individuals and that the exemption under Section 4(2) applied.

75. With respect to your issuance of 8,606,250 ordinary shares in AutoChina to Honest Best Int'l Ltd. please indicate which exemption from registration you relied upon for this issuance and the facts you relied upon to make the exemption available.

Exhibits, page II-2

General

76. We note that you incorporate several of your exhibits by reference to AutoChina's Registration Statement, filed with the Form S-1 dated February 4, 2008. However, in some instances the particular exhibit you incorporate is not filed with the Form S-1 dated February 4, 2008, but filed in an earlier version of the Form S-1. For example, you state that Form of Promissory Note, dated as of October 24, 2007, issued to James Sha was filed with the Form S-1 dated February 4, 2008. However, this exhibit is filed with your Form S-1 filed on November 7, 2007. We note a similar issue with Exhibits 10.1 through 10.5 of this filing. Please review and revise your exhibit index to accurately indicate where the particular exhibit is filed.

Exhibit 5.1 Opinion of Harney Westwood & Riegels

77. As all exhibits are subject to our review, please file your counsel's legality opinion as soon as possible so that we may have to time to review the opinion before you request that your registration statement become effective. Please note that we may have further comments on the exhibit once it is filed.

Exhibit 10 Material Contracts

78. We note your statement that Exhibit 10.13, Form of Indemnification Agreement, Exhibit 10.14, Form of Registration Rights Agreement among the Registrant and the Founding Shareholders and Exhibit 10.15, Guarantee Agreements, are filed with Exhibit 10.1 of the Form 6-K filed on February 4, 2009. However, we are unable to locate these exhibits within Exhibit 10.1 or elsewhere. Please advise. Also, it appears that you may have omitted some of the exhibits, schedules and attachments to your Exchange Share agreement filed as Exhibit 10.1. Please re-file your Exchange Share Agreement to include all exhibits, schedules and attachments or advise why it is not appropriate for you to do so. Please review all of your material agreements and re-file complete copies of material agreements, including all exhibits, schedules and attachments. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.

79. Please file a copy of your "Enterprise Agreements" between you and your subsidiaries and the Auto Kaiyuan Companies and their shareholder and the "Put and Call Agreements" between you and four of your shareholders or advise why you are not required to do so.

Please refer to Item 8 of Form F-1 and Item 601 of Regulation S-K.

Exhibit 21.1 Subsidiaries of the Registrant

80. We note your statement that your list of subsidiaries is included in Exhibit 10.1 that was filed with the Form 6-K filed on February 4, 2009. However, we note that this agreement does not list the 180 subsidiaries that you refer to on page 51 of your Form F-1. Please include a complete list of all of your material subsidiaries, including the variable interest entities that you account for as subsidiaries, or advise why you are not required to do so. Also, the Form 6-K you refer to appears to have been filed on February 9, 2009, and not February 4, 2009, please revise or advise.

Item 9. Undertakings, page II-4

81. Please provide the undertakings required under Item 512(a)(ii) of Regulation S-K or advise why you are not required to do so. Also, please provide the entire undertaking required under Item 512(h)(1) of Regulation S-K rather than only a portion of the undertaking or advise why you are not required to do so.

Form 8-K dated December 2, 2008

Item 8.01 Other Events

82. We note your disclosure that you determined on December 2, 2008, that you fell within the definition of a "Foreign Private Issuer" as defined under the Securities Act of 1933. Please tell us how you became comfortable with switching to foreign private issuer status with a view to providing your analysis under each prong of the definition contained at Rule 405 of Regulation C. In particular, please tell us what changed in your situation that prompted you to assess your status as a foreign private issuer.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile